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# Marni Shymkus

Co Founder at Tribal LLC dba Akamai (We're Hiring!)

Greater Denver Area

Message

 Akamai (Tribal LLC)

 Miami University

 See contact info

 216 connections

I help businesses tackle problems and realize their potential. How? I'm a generalist and contextual thinker with a creative and business mind. I have the ability to see the forest AND the trees; to see it and do it; to connect the dots, from Research to Strategy to Creative to Execution, always keeping th...

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## Experience



**Co Founder**

Akamai (Tribal LLC)

Aug 2015 – Present · 3 yrs 9 mos

Boulder

We believe clean and healthy skin, teeth and hair can be achieved with far fewer products, chemicals and complexity. We make 100% natural, multipurpose, nutrient rich personal care essentials and deliver them to your door every 2 months.

 Akamai - Personal Care, Radically...

**Owner, Consultant**

Marni Shymkus Consulting

Jan 2013 – Present · 6 yrs 4 mos

Boulder, Co

Strategic Brand, Business and Website Consulting

Work included:
... See more

**Co-Founder, Board Member, Volunteer**

Urban Prairie Waldorf School

Feb 2007 – Jun 2013 · 6 yrs 5 mos

Chicago

Along with several other parents, Co- founded a now thriving Waldorf Elementary school in the Pilsen neighborhood in Chicago that opened in the Fall 2009. Served on the Board for 3 years and acted as Treasurer and then Marketing Chair. Accomplishments included: changing the name of the school from The South Side School to Urban Prairie, managing the hir... See more

**Business Consultant and Board Member**

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Chicago

Although technically a part-time employee, I worked more like a consultant, bringing
perspective, experience, strategy and consistency to the team. I worked anywhere from 5 – 25
hours a week, depending on the needs of the business.
... See more

### Co-Founder
Pono Inc.
Jan 2002 – Dec 2004 · 3 yrs
Chicago

I provided freelance consulting services in small business operations and interactive project
management.

I was hired by the VP of Advertising and Corporate Identity at CNA Insurance to hel... See more

**Show 5 more experiences** ⌄

## Education

### Miami University
BA, International Studies; concentration in French Language, English Literature
1983 – 1987

### GIA (Gemological Institute of America)
Graduate Gemologist, Gemology
1988 – 1989

## Volunteer Experience

### Board Member
Real|Good
Jul 2015 – Present  • 3 yrs 10 mos
Health

I serve as a Board Member to help launch this start-up not for profit focused on food insecurity
in Boulder County.

Real|Good's mission is to help close the food gap in Boulder County by engaging our robust
food community in generating funds and awareness to support the food insecure population
and the organizations that serve it. We give those organizations the increased capacity they
need to do their jobs well into the future by rallying community members around a common
love of good food.

Learn more: http://real-good.org/home-page/about-realgood/

## Skills & Endorsements

**Strategy** · 19

Endorsed by **Robert Murray, who is highly skilled at this**

**Start-ups** · 15

Endorsed by **Vincent Cobb, who is highly skilled**
**at this**

Endorsed by **2 of Marni's colleagues at Pono**
**Products Inc. dba ReusableBags.com /**
**Reuseit.com**

**E-commerce** · 11

**Deborah Murphy and 10 connections** have given endorsements for this skill



















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## Recommendations

Received (4) Given (1)

**Dave Skwarczek**
Content Developer, Writer and Producer
April 27, 2015, Dave managed Marni directly

Marni helped manage operations at my growing design studio. She is clever, creative, detail-oriented, organized, personable and calm. I highly recommend Marni for business management role in any creative organization, especially during its growth stages.

**Vincent Cobb**
CEO & Co-Founder at Akamai Basics (We're hiring!)
April 15, 2015, Vincent managed Marni directly

"Marni was instrumental in helping me grow 2 of my enterprises (Manticore Products and reuseit.com) from fledgling start ups to highly successful, profitable businesses. She possesses the rare combination of being a strategic thinker and excellent business manager while also understanding how to create and... See more

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